Gammon Lake

Resources Inc.

Annual Report

2001

TSE : GAM

Dear Shareholders,

Through the last fiscal year, the Company completed a very aggressive and highly successful drill program at the Ocampo Project in Chihuahua State, Mexico which has resulted in a total of 310 holes and 40,000 meters of drilling.

Many of the grades confirmed by assay were extraordinary and have helped confirm the presence of substantial mineralization at Ocampo, and in most every deposit outlined the mineralization remained open to depth and along strike.

The Company secured a resource estimate study audited by world respected geological consultants Watts, Griffis and McOuat Limited during the year. That study outlined 1,797,200 contained ounces of gold equivalent in the measured and indicated categories and 637,000 inferred ounces.

Further to that, column test work conducted by Kappes, Cassiday and Associates (KCA), leading experts in gold and silver heap leach metallurgy, have yielded exceptional recovery results; averaging 85.7% for gold and 82.2% for silver. Earlier bottle roll metallurgy tests completed by KCA produced very encouraging results with average gold recoveries of 97.1% and average silver recoveries of 83.4%. Management is particularly excited as the silver represents approximately 40% of the in situ resource value and recovery levels greatly exceeded expectations.

I have outlined the very positive results of the metallurgy and resource estimate studies to make the point that, notwithstanding that the Company's share value has had a difficult time in the market the last number of months, shareholders should not lose sight of the fact, and management certainly has not, that drilling and assay results completed to date confirm the presence of significant mineralization, at very good grades, and that the Company has a very valuable asset in the Ocampo concessions.

Management of the Company was successful in effecting a renegotiation of the payment schedule with both of the Company's Mexican partners. Those changes represented an extremely positive turn of events for the Company, and management expects the new contractual relationship with Soyopa to make the Company very much more attractive to new investors, the brokerage community, financial institutions and mining companies with which management is pursuing ongoing discussions.

The next major step for the Company is the successful completion of a Feasibility Study. Such a study will provide the Company with confirmation of the true economic value of the project and is a major step in bringing the Ocampo project to production.

Yours truly,

Fred George
President

Location Map


El Paso
Ciudad Juarez
NEW MEXICO
TEXAS
UNITED STATES
MAP AREA
Gulf Of Mexico
Pacific Ocean
MEXICO
San Pedro Corralitos
Nuevo Casas Grandes
Nacozari
SONORA
CHIHUAHUA
Dolores
Yecora
Pinos Altos
La Junta
Ciudad Chihuahua
Santa Eulalia
La Perla
San Carlos
OCAMPO PROJECT
Cusihuiriachic
Naica
COAHUILA
Urique
Batopilas
San Fco. del Oro
Parral
Sta. Barbara
Morelos
Guadalupe y Calvo
SINALOA
Los Mochis
Tamazula
DURANGO
Torreon
Gulf Of California
Legend:
Mining district
Road
Railroad
Town
0
40
200
Kilometres
GAMMON LAKE RESOURCES INC.
Ocampo Gold-Silver Project
Property Location Map Showing
Mining Districts of Chihuahua

Location and Infrastructure

- Located in the Sierra Madre Occidental Metallogenic Province, Chihuahua, Mexico.
- 25 road kilometers from Highway 16, a major transportation route across northern Mexico.
- Access from the highway is via a government maintained road.
- Well-developed local infrastructure and work force familiar with mining operations.

Mining in Mexico

- Mexico is the world's largest silver producer and home to the worlds 4th largest zinc refining complex.
- Metals production is recognized as a major contributor to the country's balance of payments with a direct effect on its currency valuation.
- With a mining history dating back over 400 years Mexico has effective mining and mineral right ownership laws.
- Mineral development has precedence over surface use.
- Mine permitting is a technical and engineering issue not a political and emotional one.
- Mining is recognized by the government as providing high paying jobs and raising the worker's standard of living.
- Gammon Lake has excellent relations at both the state and federal levels of government.

Geology and Mineralization

- Ore grade gold and silver mineralization is hosted in structurally prepared shear zones.
- Low sulfidation epithermal type mineralization.
- Host rocks consist of andesitic to rhyolitc flows, tuffs and agglomerates.
- The known ore horizon exceeds 700 meters in elevational thickness with no known increase in base metals.
- Covered deposits maybe present in areas covered by younger volcanics.

Ocampo Gold Silver Project
Current Resources

Resource by Category	Grade (g/t			Tonnes	Ounces		
	Gold	Silver	Eau		Gold	Silver	EAu*
Measured and Indicated	1.44	57	2.58	21,690,000	1,003,800	39,650,000	1,796,800
Inferred Resource	1.7	86	3.42	5,800,000	317,000	16,040,000	637,000

* 50g of silver equivalent to 1g of gold, with a gold price of US $260 per oz. and a silver price of US $5.20 per oz.

Source: Watts, Griffis and McOuat Limited

Ocampo Gold Silver Project
Metallurgy

- Work to date has shown excellent gold and silver recoveries may be achievable with heap leach extraction techniques.

Size, mm	% Gold Recovery	% Silver Recovery
9.5	88	63
1.7	91	76

- Low reagent consumption

Size, mm	NaCN, kg/t	Lime, kg/t
9.5	0.28	1.00
1.7	0.69	1.02

Source: Kappes, Cassiday and Associates

Ocampo Gold Silver Project
Proposed Work

Feasibility Study

- Drilling to upgrade to reserve status.
- Metallurgical tests to determine processing method.
- Processing facility design work and mine plan.
- Involvement of financial institution at early stage.

Objective: Producing Low Cost Mine

On Going Exploration Program

- Drilling to test the +700 meter thick mineralized horizon.
- Drilling the northwest high sulfidation targets, and extensions of known mineralized structures.

Objective: Substantially Increase Project Resource Base

Cautionary Statement

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This Annual Report includes certain "forward-looking statements". All statements other than statements of historical fact, included in this report, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake's expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.

Directors' Report

Gammon Lake Resources Inc. continues to direct the majority of its human and financial resources to the exploration and development of the Ocampo Project, located at Chihuahua State, Mexico.

As the Company goes forward, it is anticipated that the focus will change from pure exploration to an advanced development project and ultimately to production.

The board realizes that successful completion of advanced development and production will require some change in the mix of talents and experience at the board and management levels of the company and initiatives are being pursued to effect that result.

The directors believe that the company is very substantially undervalued, particularly in light of the Resource Estimate Study and very positive metallurgy test results received during the period. Conditions in the market generally have been very challenging and do not reflect the true value of the Company.

Management of the company has again proven its capacity to raise capital necessary to finance its exploration and development initiatives. During the fiscal year ended July 31, 2001, the Company successfully raised $4,525,000 through a special warrants offering announced in August 2000. Subsequently the company was able to raise a further $1,027,000 through a special warrants offering announced in 2001.

Gammon Lake's working capital as at July 31, 2001 was $ 1,018,392. Expenses for the fiscal year ended July 31, 2001 increased from $1,028,262 to $1,669,255 due to the fact that the Company undertook one of the largest and most aggressive exploration projects in all of Mexico during the period.

The directors are confident that the Company has the necessary financial resources to meet its project development and corporate requirements for the next number months. The Ocampo Project continues to be the focus of the Company's efforts and the directors are very optimistic that the next fiscal year will bring significant positive advances in its development and the fortunes of the Company.

Managements Discussion and Analysis

The following discussion and analysis of the Corporation's financial condition and results of operations should be read in conjunction with the audited consolidated financial statements of the Corporation for the twelve months ended July 31, 2001, 2000 and 1999.

Overview

The following discussion and analysis provides a summary of selected audited consolidated financial information for the twelve months ended July 31, 2001, 2000 and 1999, and includes financial information relating to the Corporation, as well as its direct and indirect wholly-owned subsidiaries.

The Corporation's exploration activities are at an early stage, and it has not yet been determined whether its properties contain recoverable ore. As a result, the Corporation has no current sources of revenue other than interest earned on cash and short-term and money market instruments, all of which were derived from issuances of share capital.

Selected Consolidated Financial Information

Annual Information

Twelve Months Ended July 31, 2001 , 2000 and 1999

(a) Consolidated Balance Sheet Data

	2001 (1) ($)	2000 ($)	1999 ($)
Working capital	1,838,232 (1)	2,788,051	1,001,230
Current Assets	2,021,138 (1)	3,059,323	1,196,030
Capital Assets	29,577	33,868	27,668
Mineral properties & related deferred costs	22,583,821	11,713,818	2,822,058
Current Liabilities	182,906	271,272	194,800
Shareholder's Equity	24,451,630 (1)	14,535,737	3,850,956

(b) Consolidated Statement of Loss and Deficit Data

	2001 ($)	2000 ($)	1999 ($)
Interest Income	108,703	133,646	13,809
Expenses	1,669,255	1,028,262	384,990
Losses	1,560,552	894,616	371,181

Write-down of Abandoned Mineral Properties	150,784	44,064	17,335
Net Loss	1,711,336	938,680	388,516
Net Loss (per share)	(.09)	(.06)	(.05)
Net Loss (per share, fully diluted) (2)	(.09)	(.06)	(.05)

Quarterly Information (3)

	Three Months Ended October 31, 2000 / 1999	Three Months Ended January 31, 2001 / 2000	Three Months Ended April 30, 2001 / 2000	Three Months Ended July 31, 2001 / 2000
Interest Income	$19,128 / $5,103	$50,649 / $9,897	$18,695 / $21,186	$20,231 / $97,460
Interest Income (per share)	$0.001 / $0.000	$0.003 / $0.001	$0.001 / $0.001	$0.001 / $0.006
Interest Income (per share, fully diluted)(2)	$0.001 / $0.000	$0.002 / $0.001	$0.001 / $0.001	$0.001 / $0.005
Net Loss	$279,583 / $147,981	$899,355 / $312,498	$337,727 / $302,189	$194,671 / $176,012
Net Loss (per share)	$(0.015) / $(0.013)	$(0.047) / $(0.021)	$(0.016) / $(0.019)	$(0.009)/ $(0.010)
Net Loss (per share, fully diluted)(2)	$(0.014) / $(0.011)	$(0.042) / $(0.017)	$(0.014) / $(0.017)	$(0.008) / $(0.009)

Notes:

(1) This is a pro forma presentation. Based on the audited consolidated financial statements for the twelve months ended July 31, 2001, working capital, current assets and shareholder's equity were $1,018,392, $1,201,298 and $23,631,790, respectively. The net proceeds from the Corporation's Special Warrant offering (the "Special Warrant Offering"), in the amount of $819,840 after deduction from the gross proceeds ($1,027,000) of the underwriter's fee ($82,160) and the expenses of the offering ($125,000), were received after July 31, 2001 and, as such, are not reflected in the audited statements. The working capital, current assets and shareholder's equity information presented above has been adjusted to reflect the net proceeds from the Special Warrant Offering.

(2) Net loss per share on a fully diluted basis is the same as the net loss per share on an undiluted basis, as all factors are anti-dilutive.

(3) Quarterly information for the three months ended October 31, 1999 and 2000, six months ended January 31, 2000 and 2001, and nine months ended April 30, 2000 and 2001, was obtained from the Corporation's unaudited quarterly financial statements for these periods.

Results of Operations

Twelve Months Ended July 31, 2001

During this period, the Corporation earned income of $108,703 (2000 - $133,646), relating to interest on short-term investments. The Corporation incurred expenses of $1,669,255 (2000 - $1,028,262), of which $5,428 (2000 - $4,540) were due to amortization, $610,547 (2000 - $370,772) to general and administrative expenses, $36,000 (2000 - $36,000) to management fees, $947,027 (2000 - $552,728)

to professional fees and $70,253 (2000 - $64,222) to wages and benefits. The Corporation's write-down of abandoned mineral properties and related deferred costs for the period totalled $150,784 (2000 - $44,064) and its net loss for the period was $1,711,336 (2000 - $938,680).

Twelve Months Ended July 31, 2000

During this period, the Corporation earned income of $133,646 (1999 - $13,809), relating to interest on short-term investments. The Corporation incurred expenses of $1,028,262 (1999 - $384,990), of which $4,540 (1999 - $3,184) were due to amortization, $370,772 (1999 - $179,262) to general and administrative expenses, $36,000 (1999 - $36,000) to management fees, $552,728 (1999 - $108,760) to professional fees and $64,222 (1999 - $57,784) to wages and benefits. The Corporation's write-down of abandoned mineral properties and related deferred costs for the period totalled $44,064 (1999 - $17,335) and its net loss for the period was $938,680 (1999 - $388,516).

Twelve Months Ended July 31, 1999

During this period, the Corporation earned income of $13,809 (1998 - $18,169), relating to interest on short-term investments. The Corporation incurred expenses of $384,990 (1998 - $704,473), of which $3,184 (1998 - $1,772) were due to amortization, $179,262 (1998 - $180 ,553) to general and administrative expenses, $36,000 (1998 - $65,115) to management fees, $108,760 (1998 - $397,962) to professional fees and $57,784 (1998 - $59,071) to wages and benefits. The Corporation's write-down of abandoned mineral properties and related deferred costs for the period totalled $17,335 (1998 - $Nil) and its net loss for the period was $388,516 (1998 - $686,304).

Liquidity and Capital Resources

During the twelve months ended July 31, 2001, the Corporation expended a total of $11,019,407 on exploration of the Ocampo Project and $1,380 on exploration of its mineral claims in the Province of Nova Scotia. The $11,019,407 of exploration expenditures allocated to the Ocampo Project during the period consisted of $4,719,407 for exploration work paid by cash outlay, and $6,300,000 for arm's length services and property acquisitions paid by the issuance of 2,000,000 shares valued at an average price of $3.15 per share. In addition, during the period, the Corporation paid the amounts of U.S. $750,000 and U.S $487,974, respectively, to Soyopa and Minera Fuerte under the terms of the Soyopa and Minera Fuerte Joint Venture Agreements. Under the terms of the Soyopa Joint Venture Agreement, the Corporation is also required to make an additional payment to Soyopa in the amount of U.S. $225,000 on or prior to October 31, 2001 and expenditures for exploration and a pre-feasibility study in the amount of U.S. $2,000,000 prior to April 24, 2003, as well as payments in the amount of U.S. $4,525,000 and U.S. $13,000,000, respectively, on or prior to April 24, 2003, to complete the acquisition of a 49% interest in the project and purchase all of the outstanding shares of Soyopa and a 100% interest in the project. Under the terms of the Minera Fuerte Joint Venture Agreement, the Corporation is required to pay the amount of $211,526 to Minera Fuerte upon the sale of the Ocampo Project. During the period, the Corporation raised gross proceeds of $5,000,000 by way of a private placement of 1,000,000 special warrants, at a price of $5.00 per special warrant. The underwriter's fee

($350,000) and the expenses of the offering ($125,000) totalled $475,000, resulting in net proceeds to the Corporation of $4,525,000. The net proceeds of the private placements are being used by the Corporation to fund its mineral exploration program on the Ocampo Project and for general corporate purposes. During the period, the Corporation received $31,500 from the exercise of options for the purchase of 20,000 Common Shares under the terms of the Corporation's Stock Option Plan, as well as $35,158 from the exercise of 14,063 common share purchase warrants issued pursuant to a private placement completed in 2000. As at July 31, 2001, the Corporation had cash in the amount of $469,915 and working capital of $1,018,392.

Subsequent to July 31, 2001, the Corporation raised gross proceeds of $1,027,000 in connection with the Special Warrant Offering. The Underwriter's fee ($82,160) and the expenses of the offering ($125,000) totalled $207,160, resulting in net proceeds to the Corporation of $819,840. The Corporation will use the net proceeds of the Special Warrant Offering for the completion of a development and feasibility program on the Ocampo Project, as well as for general working capital purposes.

In order to ensure sufficient funds for the future expansion of its mineral exploration activities, the Corporation has sought and received, at an annual and special meeting of shareholders held on January 25, 2001, the approval of its shareholders to enter into one or more arm's length private placements in the twelve-month period following the shareholder meeting providing for the issue of up to 100% of the Corporation's issued and outstanding common shares. Each private placement must be completed in accordance with applicable rules and regulations of securities regulators and will only be negotiated if management believes the subscription price to be reasonable in the circumstances and if the funds are required by the Corporation to expand its activities.

During the twelve months ended July 31, 2000, the Corporation expended a total of $8,935,562 on exploration of the Ocampo Project and $262 on exploration of its mineral claims in the Province of Nova Scotia. The $8,935,562 of exploration expenditures allocated to the Ocampo Project during the period consisted of $4,885,562 for exploration work paid by cash outlay, and $4,050,000 for arm's length services and property acquisitions paid by the issuance of 1,750,000 shares valued at an average price of $2.31 per share. During this period, the Corporation raised gross proceeds of $1,040,000 by way of two private placements of 270,000 and 250,000 units, respectively, at a price of $2.00 per unit. The net proceeds from the issuance of the units were used by the Corporation to fund its mineral exploration program on the Ocampo Project and for general working capital purposes. During the period, the Corporation received $984,850 from the exercise of options for the purchase of 951,800 Common Shares under the terms of the Corporation's Stock Option Plan, as well as $646,029 from the exercise of 1,214,304 common share purchase warrants. The common share purchase warrants were issued to holders of Gammon Lake Resources Incorporated in connection with certain reorganization transactions. During the period, the Corporation also received net proceeds of $5,022,582 from the exercise of rights for the purchase of 2,517,226 Common Shares under the terms of a rights offering completed on November 25, 1999. As at July 31, 2000, the Corporation had cash in the amount of $2,625,342 and working capital of $2,788,051.

During the twelve months ended July 31, 1999, the Corporation expended a total of $1,614,576 on exploration of its mineral claims in the State of Chihuahua, Mexico (Ocampo - $1,565,404; La Cuesta and Santa Maria - $49,172) and $10,281 on exploration of its mineral claims in the Province of Nova Scotia. The $1,614,576 of exploration expenditures allocated to the Ocampo Project during the period consisted of $964,576 for exploration work paid by cash outlay, and $650,000 for an arm's length property acquisition paid by the issuance of 500,000 shares valued at an average price of $1.30 per share. During this period, the Corporation raised gross proceeds of $738,638 by way of three separate private placements of units, comprised of 75,000 units at a price of $2.00 per unit, 107,143 units at a price of $1.40 per unit and 250,125 units at a price of $2.00 per unit, respectively. The net proceeds from the issuance of the units were used by the Corporation to fund its mineral exploration program on the Ocampo Project and for general corporate purposes. During the period, the Corporation received $580,800 from the exercise of options for the purchase of 484,000 common shares under the terms of the Corporation's Stock Option Plan, as well as $289,320 from the exercise of 964,400 common share purchase warrants at a price of $0.30 per common share. During the period, the Corporation also received $321,208 from the exercise of rights for the purchase of 247,083 common shares under the terms of a rights offering completed on December 14, 1998. As at July 31, 1999, the Corporation had cash in the amount of $1,129,652 and working capital of $1,001,230.

Outlook

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and require significant expenditures prior to achieving commercial production. Future precious metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. The Corporation does not expect to receive significant income from any of the projects in the near term. The Corporation will require additional funds for working capital upon completion of a planned property expenditure program. In the event that unanticipated business opportunities or expenditures arise prior to such time, the Corporation may require additional financing. The Corporation will also require additional financing to satisfy the cash payment obligations of its joint venture agreements. If funding is required for any of these reasons, or if a commercial body of ore is confirmed on any of the Corporation's properties and the Corporation requires additional financing to initiate development of such body, it may fund its capital requirements by arranging further equity financing, issuing long term debt, arranging joint ventures with other companies or through a combination of the above.

There are no known deposits of commercial minerals on any of the mineral exploration properties of the Corporation and any activities of the Corporation thereon will constitute exploratory searches for minerals.

Gammon Lake Resources Inc.
Corporate Profile

Share Details as at November 30, 2001

Shares Issued:	20,680,066
Fully Diluted:	27,456,566
Trades Toronto Stock Exchange:	TSE
Symbol:	**GAM**

Officers and Directors:

Chairman of Board	Terence Donahoe, Q.C.
Chief Executive Officer	Bradley H. Langille
President	Fred George
Chief Financial Officer	Andrew J. Miller, C.A.
V.P. Operations	Terence F. Coughlan, B.Sc.
V.P. Exploration	Gregory K. Liller
Directors:	Fred George Terence Donahoe, Q.C. Bradley H. Langille Dale M. Hendrick, P. Eng., CFIM Terence F. Coughlan B.Sc.(Geology)
Auditors:	Grant Thornton LLP Suite 1100, 2000 Barrington Street Halifax, Nova Scotia B3J 2P8
Legal Counsel:	McInnes Cooper & Robertson 1601 Lower Water Street PO Box 730 Halifax, Nova Scotia B3J 2V1
Transfer Agent:	Computershare Investor Services 1800 McGill College Avenue Montreal, Quebec H3A 3K9
Bankers:	Royal Bank of Canada 7001 Mumford Road Halifax, N.S. B3L 2H8
Inquiries and Investor Relations:	Terence Donahoe, Q.C. 902 468-0614

Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
Canada B3B 1T5

Tel: (902) 468-0614 Fax: (902) 468-0631
Web: www.gammonlake.com E-Mail: gammonl@sprint.ca
TSE : GAM